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SEC File No.: 0-27083
CUSIP No.: 92934W107
       AND 92934W206


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):

[X]Form 10-K [ ]Form 10-Q [ ]Form 20-F [ ]Form 11-K [ ]Form N-SAR

     For Period Ended: DECEMBER 31, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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Part I - Registrant Information
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Full name of Registrant       W3 GROUP, INC.

Former Name if Applicable     CONCORDE STRATEGIES GROUP, INC.

Address of Principal Executive Office (Street and Number)

                              444 Madison Avenue, #2904

City, State and Zip Code      New York, New York 10022


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable  detail in Part
II of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,
20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, despite its best efforts, has been unable to gather the information necessary to finalize its Form 10-KSB and financial statements, without unreasonable effort or expense.


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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification.

                 Robert Gordon   (212) 750-7878 ext. 203

(2) Have all other periodic  reports required  under section
13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or f or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                              [X]Yes   [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [X]Yes   [  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: It is anticipated that the Company will incur a net loss for the fiscal year ended December 31, 2001, which will be approximately $170,000 greater than the net loss of $312,431 for the prior fiscal year, as a result of writing off a loan in the amount of $177,751 to bad debt expense during the third quarter ended September 30, 2001.


                       W3 GROUP, INC.
        ------------------------------------------
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                            By:
     -----------------------        --------------------------
                                    ROBERT GORDON
                                    Acting President
                                    Executive Vice President


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